FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 12, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS ANNOUNCES SHAREHOLDERS’ NOMINATIONS FOR THE COMPANY’S BOARD OF DIRECTORS

Moscow, Russian Federation — October 12, 2004 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the nominees for the Company’s Board of Directors.

Yesterday, MTS’ Board of Directors approved the list of candidates nominated by MTS’ shareholders for the Company’s Board of Directors. Elections will be held on November 9, 2004 at the Extraordinary General Shareholders Meeting (EGM). For the first time, two independent candidates are among the Board nominees: Helmut Reuschenbach, Director at Lazard & Co. GmbH Frankfurt, and Carsten Weber, Head of the Representative Office in Russia of RWE AG.

The other candidates are currently MTS Board Members:

•      Vladimir Lagutin, General Director, JSC Sistema Telecom;

•      Michael Guenther, General Manager, T-Mobile Worldwide Holding GmbH;

•      Alexey Buyanov, First Vice President, AFK Sistema;

•      Fridbert Gerlach, Executive Vice President, T-Mobile International AG & Co. KG;

•      Alexander Goncharuk, General Director, Joint-Stock Company KNC(1);

•      Vassily Sidorov, President and CEO of MTS.

The EGM will elect a seven-seat Board from the eight proposed candidates.

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Biographies:

Helmut Reuschenbach is Director at Lazard & Co. GmbH Frankfurt. Mr Reuschenbach joined Lazard, a global investment bank, in January 2001 from Deutsche Telekom AG where he served as Treasurer and Senior Executive Vice President for Finance for six years. Prior to 1994, he was the Chief Financial Officer and a Member of the Board at Mercedes-Benz S.A. in Belgium, whilst heading Daimler-Benz Coordination Center S.A. and Daimler-Benz Financial Company S.A. as the Chief Executive Officer. From 1989 to 1993 Mr Reuschenbach was Vice President for Finance at Daimler-Benz AG in Stuttgart. Previously, he was Director of Finance at AEG Aktiengesellschaft in Frankfurt, Director of Finance and Administration at AEG Italiana S.p.A. in Milan and Corporate Finance Manager at AEG-TELEFUNKEN Aktiengesellschaft in Frankfurt. Mr Reuschenbach graduated in Business and Administration from the Fachhochschule des Landes Rheinland-Pfalz in Mainz and in Macro-Economics from the Johannes-Gutenberg-University in Mainz. He was born in 1948.

Carsten Weber is Head of the Representative Office in Russia of RWE AG, one of Europe’s largest industrial corporations providing gas, electricity, water and environmental services in Europe and North America. Mr Weber has worked at RWE Gas AG since 2002, initially as Head of Acquisitions in the Post-Merger and Participation Management Division in Germany, then in his current position, formulating RWE’s strategy in Russia. Prior to 2002, Carsten Weber was Principal at the international operating consultancy firm, Droege & Co. AG, overseeing extensive project management duties in Germany. From 1993 to 2001, he worked in various managerial positions at Ruhrgas AG in the Baltic States, Eastern Europe and Germany. Mr Weber graduated in Economics from the University of Munster, Germany. He was born in 1966.

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(1) Joint-Stock Company KNC is a subsidiary of AFK Sistema.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 26.6 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date: October 12, 2004